September 2, 2016

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Cloud Peak Energy Inc.
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016
File No. 001-34547

Dear Mr. Arakawa:

On behalf of Cloud Peak Energy Inc. (the “Company”), this letter sets forth the Company’s responses to the comments (each a “Comment” and, together, the “Comments”) of the Staff (the “Staff”) of the Office of Beverages, Apparel, and Mining of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 24, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (File No. 001-34547) (the “Form 10-K”) and the Company’s Report on Form 8-K filed July 28, 2016 (File No. 001-34547) (the “Form 8-K”).  For your convenience, we have repeated in bold type the Comments as set forth in the Comment Letter.  The Company’s response to each Comment is set forth immediately below the text of the applicable Comment.

Form 10-K for the Year Ended December 31, 2015

Item 8.  Financial Statements and Supplementary Data, page 76

Note 1. Organization and Business, page 81

1.              We note you entered into a surface rights agreement on August 24, 2015 related to your Cordero Rojo Mine that involved a land exchange and production payments from any future sales of the underlying coal, including certain recoupable advance production payments.  Please provide us with a detailed discussion of your accounting for this agreement, specifically the recoupable advance production payments.

RESPONSE:

Overview of Land Transaction Terms

As noted, on August 24, 2015 the Company reached an agreement to acquire land owned by an adjacent landowner which provides access to approximately 95 million tons of leased federal proven and probable coal reserves contiguous with the Company’s Cordero Rojo Mine.  The agreement primarily involves a land exchange whereby the Company received title to 840 acres of adjacent land and transferred title to approximately 1,054 acres of the Company’s land in addition to production payments to the adjacent landowner of $0.11 per ton from any future sales of the underlying coal, with annual advance production payments of $300,000 on January 10th of each year, which are recoupable against future production payments.  Advance production payments will be made until either 10 million tons of coal are mined or 15 annual production payments have been made.  Related to the Company’s

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exchanged land, the agreement requires the Company to pay for labor and materials for fencing around the perimeter of the exchanged property.

Accounting Analysis for Land Transaction, Including Recoupable Advance Production Payments

This land transaction contains both monetary and nonmonetary features. Per FASB ASC 845, accounting for nonmonetary transactions should be based on the fair value of assets involved, which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange.  The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered.

Under FASB Concept Statement 5, property plant and equipment, and most inventories are reported at their historical cost, which is the amount of cash or cash equivalent paid to acquire the asset, commonly adjusted after acquisition for amortization or other allocations.  The historical cost generally includes any related transaction costs.  The historical cost paid for the 840 acres is $3.7 million, which consists of the following components:

Future Production Payments (present value)	$2,698,064
Land Exchanged (1,054 acres at $510 per acre)	537,851
Advance Production Payment (paid at closing)	300,000
Transaction Costs (attorney and closing costs)	39,792
Fencing	80,000
Total	$3,655,707

Although future payments to the adjacent landowner are associated with coal production, the underlying proven and probable coal reserves are owned by the United States and leased by the Company and as such, additional “production payments” will be treated as additional compensation for acquiring the land.  Under FASB Concept Statement 5, long term payables are reported at their present values (discounted at the implicit or historical rate), which is the present or discounted value of future cash outflows expected to be required to satisfy the liability in the due course of business.  Volumes and timing of mining associated with the 95 million tons are estimated through the mine planning process.  The present value (fair value) of future production payments is $2,698,064 using a 12% weighted average cost of capital.

Fair value of the exchanged 1,054 acres was determined to be $510 per acre, or $537,851, by using the 2015 USDA Wyoming Agriculture Statistics pasture land value per acre as a benchmark.

The first advance production payment of $300,000 was made to the adjacent landowner and related attorney fees and closing costs of approximately $40,000 were disbursed.  Fencing is expected to be approximately $80,000 and was treated as part of the acquisition costs.

Land acquisition agreements typically involve a premium above the fair value of the land which is generally representative of the amount paid for the right to use the land for mining purposes (land premiums).  Premiums are defined as intangible assets similar to mineral rights and are depleted on a unit of production basis.  An asset is recorded for the land based on the agricultural value.   The 840 acres acquired have a fair value of $428,400 (840 acres at $510 per acre).  The amount paid above the fair value of the land is $3,227,307, which represents the land premium.

Based upon these facts and circumstances, the Company removed 1,054 acres of land with a book value of $429,327 and related land premium of $933,764 from its books, recognizing a loss on asset disposition of $825,240 which is the excess of the fair value of the 1,054 acres over book value.  A land addition of $428,400, land premium of $3,227,307, note payable of $2,698,064, and related transaction costs were recorded related to the acquisition of the 840 acres.  The land premium will be depleted during production years and interest expense recognized related to the advanced production payment obligation on a monthly basis.

Note 20. Commitments and Contingencies, page 104

2.              We note the disclosure of the nature of your outstanding contingencies.  To the extent that you have determined that an unfavorable outcome related to these matters is reasonably possible, please disclose an estimate of the possible loss or range of loss, or include a statement that such an estimate cannot be made.  Please refer to the guidance in FASB ASC 450-20-50-4.

RESPONSE:

This Comment refers to the regulatory litigation filed by various environmental groups against federal regulatory authorities, as described in the following cases that are highlighted in Note 20 of the Company’s Form 10-K:

•                  WildEarth Guardians’ and Northern Plains Resource Council’s Regulatory Challenge to OSM’s Approval of the Spring Creek Mine Plan;

•                  Administrative Appeals of the BLM’s Approval of the Potential West Antelope II South Lease Modification; and

•                  WildEarth Guardians’ Regulatory Challenge to OSM’s Approval Process for Antelope Mine Plan.

In each of these cases, the plaintiffs have filed challenges against the named regulatory agencies that do not seek monetary relief.  These challenges instead allege that the named regulatory agencies have failed to comply with certain applicable laws and regulations with respect to the programs implemented by such agencies.  Because the nature of the relief sought is to require these agencies to comply with the referenced requirements, a favorable outcome for the plaintiffs does not necessarily mean that the Company will incur losses.  The range of possible relief that a court could grant in these cases extends from minor changes in how these agencies apply their powers under the referenced statutes and regulations to a more substantial set of obligations or restrictions.  In the absence of any reasonable way to estimate or value these outcomes, the Company cannot estimate a loss or range of loss and has disclosed these matters because the plaintiffs’ claims relate to regulatory processes that impact the Company’s coal mines and business activities.

In future applicable filings with the Commission, the Company will add substantially the following language when disclosing each of these challenges:

We are unable to estimate a loss or range of loss for this contingency because (1) the challenge does not seek monetary relief, (2) the nature of the relief sought is to require the regulatory agency to address alleged deficiencies in complying with applicable regulatory and legal requirements and (3) even if the challenges are successful in whole or in part, the court has broad discretion in determining the nature of the relief ultimately granted.

Items 2.02 and 9.01 Form 8-K filed July 28, 2016

Exhibit 99.1

3.              You have disclosed cash margin per ton sold, which appears to be calculated based on the realized price per ton sold less the average cost per ton sold.  Please provide your calculation of the realized price per ton sold and the average cost per ton sold.  To the extent you have included adjustments from the most comparable GAAP measures included in the statement of operations, please tell us how you considered the requirements of Regulation G for non-GAAP measures.

RESPONSE:

The Company does not believe cash margin per ton, which is derived — without adjustments — from amounts that can be obtained from the GAAP financial statements, is a non-GAAP measure as contemplated in Regulation G.  The coal revenue and cost of product sold amounts are presented directly in the result of operations section of Management’s Discussion and Analysis.  The calculation of cash margin utilizing these amounts is detailed below.

Realized price per ton sold is calculated by dividing the Coal revenue by tons sold.  Average cost per ton sold is calculated by dividing the Cost of product sold (produced coal) by tons sold.  Cash margin per ton sold is calculated by subtracting the Average cost per ton sold from the Realized price per ton sold.

Owned and Operated Mines	Quarter Ended		Year to Date
(in millions, except per ton amounts)	06/30/16	06/30/15	06/30/16	06/30/15
Coal revenue	$149.0	$203.7	$312.9	$460.9
Shipments (tons)	11.8	16.0	24.8	35.7
Realized price per ton sold	$12.60	$12.76	$12.62	$12.92

Cost of product sold (produced coal)	$124.2	$171.5	$268.7	$368.9
Shipments (tons)	11.8	16.0	24.8	35.7
Average cost per ton sold	$10.50	$10.75	$10.84	$10.34

Realized price per ton sold	$12.60	$12.76	$12.62	$12.92
Average cost per ton sold	(10.50)	(10.75)	(10.84)	(10.34)
Cash margin per ton sold	$2.10	$2.01	$1.78	$2.58

*                                         *                                         *

Pursuant to your request, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (720) 566-2934 or to Shelley Barber at Vinson & Elkins L.L.P. at (212) 237-0022.

Respectfully,

CLOUD PEAK ENERGY INC.

By:	/s/ HEATH A. HILL
	Name:	Heath A. Hill
	Title:	Executive Vice President and Chief Financial Officer

cc:                                Myra Moosariparambil (Securities and Exchange Commission)

Angela Lumley (Securities and Exchange Commission)

Bryan Pechersky (Cloud Peak Energy Inc.)